CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.

The jurisdiction where the Non-Delaware Corporation first formed is Colorado.

2.

The jurisdiction immediately prior to filing this Certificate of Conversion is Colorado.

3.

The date the Non-Delaware Corporation first formed is January 8, 2010.

4.

The name of the Non-Delaware Corporation immediately prior to filing this Certificate of Conversion is Strategic Dental Management Corp.

5.

The name of the Corporation as set forth in the Certificate of Incorporation is Drywave Technologies, Inc.

6.

This Certificate of Conversion shall be effective at 11:59 pm EDT on July 15, 2013.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate of Conversion on the 25th day of Julu, 2013.

By:

/s/ Austin Kibler

Austin Kibler
Chief Executive Officer